EXHIBIT 4.06

DESCRIPTION OF DOMINION ENERGY SOUTH CAROLINA, INC.

SERIES A NONVOTING PREFERRED SHARES

The following description of our Series A Nonvoting Preferred Shares, which are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, is a summary and is qualified in its entirety by reference to our articles of incorporation and bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.  We encourage you to read our articles of incorporation and bylaws, as well as applicable provisions of the South Carolina Business Corporation Act of 1988, as amended, for more information.

Authorized Shares

Dominion Energy South Carolina (“DESC”) is authorized to issue 20,000,000 shares of Preferred Shares and has issued one series of Preferred Shares, its Series A Nonvoting Preferred Shares.  There are 1,000 shares of Series A Nonvoting Preferred Shares issued and outstanding, each of which is held by SCANA Corporation, a wholly-owned subsidiary of Dominion Energy, Inc. The Series A Nonvoting Preferred Shares do not have a par value.

Ranking and Liquidation Rights

The Series A Nonvoting Preferred Shares rank, with respect to distributions and rights on liquidation, dissolution and winding-up: (i) on a parity with the DESC’s common shares and each other class and series of shares of DESC, the terms of which expressly provide that such class or series ranks on a parity with the Series A Nonvoting Preferred Shares as to distributions or rights on liquidation, dissolution and winding-up (collectively referred to as “Parity Securities”); and (ii) junior to each class or series of shares of DESC, the terms of which expressly provide that such class or series ranks senior to the Series A Nonvoting Preferred Shares as to dividend rights and rights on liquidation, dissolution and winding-up of DESC.

Subject to the rights of any other series of preferred shares of DESC then outstanding, in the event of any liquidation, dissolution or winding up of DESC, whether voluntary or involuntary, the remaining assets and funds of DESC available for distribution, if any, will be distributed among the holders of Series A Nonvoting Preferred Shares and Parity Securities in proportion to the number of Series A Nonvoting Preferred Shares and Parity Securities held by each of them.

Distribution Rights

Holders of Series A Nonvoting Preferred Shares are entitled to receive distributions only when, as and if declared by DESC’s board of directors out of funds legally available therefor, whether in the form of cash, property or securities of DESC, ratably on a per-share basis. The rights of the holders of Series A Nonvoting Preferred Shares to receive distributions are subject to the rights of each other series of preferred shares of DESC then outstanding.

Voting Rights

Except as otherwise required by South Carolina law, holders of Series A Nonvoting Preferred Shares are not entitled to any voting rights.

Preemptive and Other Rights

The Series A Nonvoting Preferred Shares are not convertible and are not entitled to any preemptive rights. The Series A Nonvoting Preferred Shares are not subject to any redemption rights or sinking fund provisions. There is no restriction on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.